PLASTINUM POLYMER TECHNOLOGIES CORP.
10100 Santa Monica Blvd., Suite 300
Los Angeles, CA 90067

                        January 13, 2009

VIA EDGAR ELECTRONIC TRANSMISSION

Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Plastinum Polymer Technologies Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed December 19, 2008 File No. 333-154707

Dear Ms. Long:

Plastinum Polymer Technologies Corp. (the "Company") hereby respectfully requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above referenced Registration Statement so that such Registration Statement will become effective as of Thursday, January 15, 2009, or as soon thereafter as practicable.

In connection with the request for acceleration of effectiveness of the above-referenced Registration Statement, please be advised that the Company acknowledges that:

1)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in its filing; and

3)           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further, the Company is aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Sincerely,

/s/ Jacques Mot

Jacques Mot, President

cc:  Alan C. Ederer, Esq.